FTI Consulting, Inc.

777 South Flagler Drive, Suite 1500 West Tower

West Palm Beach, Florida 33401

May 20, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FTI Consulting, Inc.
Registration Statement on Form S-4
Filed March 25, 2011, as amended on May 9, 2011 and May 20, 2011
File No. 333-173096

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FTI Consulting, Inc. (the “Registrant”), and the subsidiary guarantors of the Registrant listed as co-registrants on Annex A hereto (the “Co-Registrants” and, together with the Registrant, the “Registrants”), hereby request that the effectiveness of the Registration Statement on Form S-4 (File No. 333-173096) (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective at 10:00 a.m. (New York City time) on May 24, 2011 or as soon thereafter as is practicable.

The Registrants acknowledge that:

•

should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm that the Registration Statement has been declared effective by telephoning Joanne F. Catanese, Associate General Counsel and Corporate Secretary of the Registrant at (410) 951-4867.

*            *            *

Thank you for your attention to this matter.

Very truly yours,

FTI CONSULTING, INC.

By:	/s/ Eric B. Miller
	Name:	Eric B. Miller
	Title:	Executive Vice President, General Counsel
and Chief Ethics Officer

Annex A

Co-Registrant	I.R.S. Employer Identification Number

Attenex Corporation	91-2108490
Compass Lexecon LLC	20-0302099
Competition Policy Associates, Inc.	33-1034453
FD MWA Holdings Inc.	05-0579952
FD U.S. Communications, Inc.	13-3128710
FTI, LLC	34-2025396
FTI Consulting LLC	26-0455131
FTI General Partner LLC	26-0659309
FTI Hosting LLC	26-0659182
FTI International LLC	20-5486544
FTI Investigations, LLC	42-1684517
FTI SMG LLC	26-2156158
FTI Technology LLC	02-0736098